Securities and Exchange Commission
July 10, 2020

Lumos Pharma, Inc.
4200 Marathon Blvd. #200
Austin, Texas 78756

July 10, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, DC 20549-3720

Re:	Lumos Pharma, Inc.
Registration Statement on Form S-3
Filed June 12, 2020
File No. 333-239137
Ladies and Gentlemen:
Pursuant to Rule 477 (“Rule 477”) under the Securities Act of 1933, as amended (the “Securities Act”). Lumos Pharma, Inc. (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the above-referenced Registration Statement on Form S-3 (File No. 333-239137) (the “Registration Statement”).
The Company is requesting withdrawal of the Registration Statement in response to the letter sent by the staff of the Commission (the “Staff”) dated June 25, 2020 to Richard J. Hawkins, the Company’s Chief Executive Officer (the “Comment Letter”). In the Comment Letter, the Staff stated the following italicized language: “We note that you sought exemptive relief for your [quarterly] report under SEC Release 34-88465. To be eligible to file on Form S-3, please amend your Form 10-Q for the fiscal quarter ended March 31, 2020 to comply with Section II(d) of the Release, to disclose that you are relying on the Order and state the reasons why you could not file your Form 10-Q on a timely basis.”
In response to the Comment Letter, on July 7, 2020, the Company filed an amendment on Form 10-Q/A to its Form 10-Q for the fiscal quarter ended March 31, 2020 (the “Amended 10-Q”) to include the disclosure referred to by the Staff in the Comment Letter that is required to comply with Section II(d) of SEC Release 34-88465. As the Company’s legal counsel discussed with the Staff, the Company is hereby withdrawing the Registration Statement and plans to file a new registration statement specifically incorporating the Amended 10-Q as soon as practicable.
It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted at the time filed with the Commission unless, within fifteen calendar days after such date, the Company receives notice from the Commission that this application will not be granted.
The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be available for offset against the filing fee for the filing of any future registration statement or registration statements.
If you have any questions regarding this application for withdrawal, please contact our counsel, Robert Suffoletta at Wilson Sonsini Goodrich & Rosati, P.C., at (512) 338-5439 or via email at rsuffoletta@wsgr.com.
[Signature page follows]

Securities and Exchange Commission
July 10, 2020

Sincerely,
LUMOS PHARMA, Inc.

/s/ Richard J. Hawkins

Richard J. Hawkins
Chief Executive Officer

cc:	J. Robert Suffoletta, Wilson Sonsini Goodrich & Rosati, P.C.